ITEM 1: MATERIALS PUBLISHED ON X.COM
FEBRUARY 18, 2025

Make U.S. Steel Great Again ✓
@MakeUSSGreat

Today, Ancora publicly released a letter sent to the @U_S_Steel Board, which seeks information that will aid in investigating the Company's futile, wasteful efforts to revive the dead sale to Nippon and addressing additional areas of potential improper Board conduct. View the letter here: bit.ly/3CWNnCk #MUSSGA



MAKE U.S. STEEL
GREAT AGAIN

Ancora Sends Books and Records
Request to U.S. Steel Board Related
to Issues That Include U.S. Steel's
Futile, Wasteful Efforts to Revive the
Dead Sale to Nippon

MakeUSSteelGreatAgain.com





Make U.S. Steel Great Again
@MakeUSSGreat

Please join us tomorrow Feb. 19 at 10AM ET, for a live investor conference call, "A U.S. Solution for U.S. Steel." The call will be hosted by steel industry legend Alan Kestenbaum (former CEO of Stelco and the Ancora slate's CEO candidate for U.S. Steel), who will join Ancora Alternatives' Jim Chadwick to provide analysis on the current state of @U_S_Steel and take questions from the audience. Register here: bit.ly/AncoraXInvesto... #MUSSGA



MAKE U.S. STEEL GREAT AGAIN
February 19, 2025
10:00 AM ET
Investor Conference Call:
A U.S. Solution For U.S. Steel
Alan Kestenbaum
U.S. Steel CEO Candidate
James Chadwick
President, Ancora Alternatives

ITEM 2: MATERIALS PUBLISHED ON LINKEDIN
FEBRUARY 18, 2025



Ancora Holdings Group
3,307 followers
now •

Please join us tomorrow Feb. 19 at 10AM ET, for a live investor conference call, "A U.S. Solution for U.S. Steel." The call will be hosted by steel industry legend Alan Kestenbaum (former CEO of Stelco and the Ancora slate's CEO candidate for U.S. Steel), who will join Ancora Alternatives' James Chadwick to provide analysis on the current state of United States Steel Corporation and take questions from the audience:

https://lnkd.in/ez3ZV924



MAKE U.S. STEEL GREAT AGAIN
February 19, 2025
10:00 AM ET
Investor Conference Call:
A U.S. Solution For U.S. Steel
Alan Kestenbaum
U.S. Steel CEO Candidate
James Chadwick
President, Ancora Alternatives

Like Comment Repost

Ancora Holdings Group
3,307 followers
13m •

Today, Ancora Holdings Group publicly released a letter sent to the United States Steel Corporation Board, which seeks information that will aid in investigating the Company's futile, wasteful efforts to revive the dead sale to Nippon Steel Corporation and addressing additional areas of potential improper Board conduct. View the letter here:

https://bit.ly/3CWNnCk


MAKE U.S. STEEL
GREAT AGAIN
Ancora Sends Books and Records Request to U.S. Steel Board Related to Issues That Include U.S. Steel's Futile, Wasteful Efforts to Revive the Dead Sale to Nippon
MakeUSSteelGreatAgain.com

Like Comment Repost Send

ITEM 3: EMAILS SENT TO SUBSCRIBERS OF WWW.MAKEUSSTEELGREATAGAIN.COM FEBRUARY 18, 2025


MAKE U.S. STEEL GREAT AGAIN
February 19, 2025 | 10:00 AM ET
Investor Conference Call:
A U.S. Solution For U.S. Steel
Alan Kestenbaum
U.S. Steel CEO Candidate
James Chadwick
President, Ancora Alternatives

Fellow Stakeholder:

Please join us tomorrow **Feb. 19 at 10AM ET**, for a live investor conference call, "A U.S. Solution for U.S. Steel." The call will be hosted by steel industry legend Alan Kestenbaum (former CEO of Stelco and the Ancora slate's CEO candidate for U.S. Steel), who will join Ancora Alternatives' Jim Chadwick to provide analysis on the current state of U.S. Steel and take questions from the audience.

REGISTER HERE

Sincerely,
Ancora Holdings Group

Terms & Conditions

44 W 37th St
New York, NY 10018, United States

Unsubscribe or Manage Preferences


MAKE U.S. STEEL GREAT AGAIN
February 19, 2025
10:00 AM ET
Investor Conference Call:
A U.S. Solution For U.S. Steel
Alan Kestenbaum
U.S. Steel CEO Candidate
James Chadwick
President, Ancora Alternatives

Fellow Stakeholder:

Please join us tomorrow **Feb. 19 at 10AM ET**, for a live investor conference call, "A U.S. Solution for U.S. Steel." The call will be hosted by steel industry legend Alan Kestenbaum (former CEO of Stelco and the Ancora slate's CEO candidate for U.S. Steel), who will join Ancora Alternatives' Jim Chadwick to provide analysis on the current state of U.S. Steel and take questions from the audience.

REGISTER HERE

Additionally, Ancora publicly released a letter submitted to the U.S. Steel Board, which seeks information that will aid in investigating the Company's futile, wasteful efforts to revive the dead sale to Nippon and addressing additional areas of potential improper Board conduct.

VIEW THE LETTER

Sincerely,
Ancora Holdings Group

Terms & Conditions

44 W 37th St
New York, NY 10018, United States

Unsubscribe or Manage Preferences

ITEM 4: MATERIALS PUBLISHED ON WWW.MAKEUSSTEELGREATAGAIN.COM FEBRUARY 18, 2025



HOME   RESOURCES

Register for Live Investor Webinar: A U.S. Solution for U.S. Steel on Wednesday, Feb. 19th at 10am ET

MAKE U.S. STEEL GREAT AGAIN

Ancora believes leadership has pursued a risky sale to Nippon at the expense of financial and operational performance, leaving U.S. Steel in a dire state.

We intend to install an independent slate and legendary CEO to abandon the blocked deal, collect the $565 million breakup fee and Make U.S. Steel Great Again.

READ 220 DEMAND LETTER ➔   FOLLOW @MAKEUSSGREAT X

STAY UPDATED

Enter your name and email address to receive important updates:

Name

Full Name

Email Address *

Enter Your Email

Feedback for U.S. Steel

(Optional)

SUBMIT

For Investors

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills
212-257-1311
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Charlotte Kiaie / Ashley Areopagita
646-386-0091
ckiaie@longacresquare.com
aareopagita@longacresquare.com





Home   Privacy Policy
Resources   Terms & Conditions



HOME   RESOURCES

Resources

Important Materials


220 Demand Letter
FEBRUARY 18, 2025 / ANCORA TO U.S. STEEL


Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel
FEBRUARY 18, 2025 / BUSINESS WIRE


Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction
FEBRUARY 10, 2025 / BUSINESS WIRE

Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel
JANUARY 27, 2025 / BUSINESS WIRE

STAY UPDATED

Enter your name and email address to receive important updates:

Name

Full Name

Email Address *

Enter Your Email

Feedback for U.S. Steel

(Optional)

SUBMIT

For Investors

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills
212-257-1311
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Charlotte Kiaie / Ashley Areopagita
646-386-0091
ckiaie@longacresquare.com
aareopagita@longacresquare.com





Home
Resources

Privacy Policy
Terms & Conditions